Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

Talking Points For Calls To Key Customers (Distributors, Physicians, Partners)

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  As you may have heard, this morning we announced that Biogen and IDEC have agreed to a merger of the two companies. This is an enormously positive development for both companies and all who are associated with us.

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  The press release we issued this morning has details of the transaction. I'd be glad to email it to you. It's also available on our website.

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  Biogen and IDEC are two remarkably complementary companies. IDEC is a world leader in oncology, with a growing focus on autoimmune and inflammatory diseases. And Biogen is the mirror image, with leadership in core therapeutic areas of neurology, dermatology and rheumatology. When we bring our research, manufacturing and marketing resources together, we'll have something much bigger than the sum of the parts.

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  Indeed, we estimate that the merger will enable both companies to accelerate their strategic plans by as much as five years.

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  This will create tremendously exciting opportunities to advance our research and development projects and get new therapies into the market.

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  In terms of our relations with you, however, the merger will not result in any interruption of services. Serving patients and physicians is our highest priority. You can continue to call upon us as you normally would. Our physician and patient hot lines will continue to operate as usual. There will be no changes in our distribution and supply commitments.

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  We expect the merger will be completed by late Q3 or early Q4, after receipt of all necessary approvals. We will keep you informed of key developments. In the meantime, if you have any questions, please don't hesitate to ask.

Additional Information and Where to Find It

        IDEC Pharmaceuticals Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus (when it becomes available) may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com. IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.